Focus on Resource Conversion Proves Successful at
Jerritt Canyon, Nevada

Vancouver, BC – April 23, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) announces that proven and probable reserves at its 100% owned Jerritt Canyon operating gold mine in Elko County, Nevada, estimated at year-end 2011, have increased to 1,060,800 ounces of gold at a grade of 0.175 ounces of gold per ton (opt) or 6.00 grams of gold per tonne (gpt). These reserves are within a newly estimated measured and indicated resource of 2,319,200 ounces of gold at a grade of 0.189 opt (6.48 gpt). The inferred resource at Jerritt Canyon is an additional 748,400 ounces of Au at a grade of 0.182 opt (6.24 gpt). The attached tables summarize the newly calculated reserves and resources by area. A map showing the area locations can be seen on the Company’s web site here: http://www.yukon-nevadagold.com/i/pdf/JCModelAreas2011.pdf. Jerritt Canyon is operated by Queenstake Resources USA Ltd., a wholly owned subsidiary of Yukon-Nevada Gold Corp. ("YNG" or the "Company").

Table 1. Jerritt Canyon Mineral Reserves: December 31, 2011

	Proven			Probable			Total Proven + Probable
Deposit/Mine	K tons	oz/st	K oz	K tons	oz/st	K oz	K tons	oz/st	K oz
Under- ground
Murray	106.0	0.213	22.5	306.4	0.224	68.6	412.4	0.221	91.1
Saval	19.7	0.229	4.5	149.3	0.207	31.0	169.1	0.210	35.5
Smith	955.9	0.206	197.3	1,100.7	0.217	238.4	2,056.6	0.212	435.7
SSX	598.5	0.192	115.1	682.4	0.189	129.2	1,280.9	0.191	244.4
Starvation	6.0	0.271	1.6	337.4	0.265	89.3	343.4	0.265	90.9
W. Mahala	23.5	0.214	5.0	175.9	0.185	32.5	199.3	0.188	37.5
UG Reserve Subtotal	1,709.6	0.202	346.1	2,752.1	0.214	588.9	4,461.7	0.210	935.0

Open Pit
Burns Basin	45.7	0.093	4.2	303.1	0.076	23.0	348.8	0.078	27.2
Mill Creek	3.2	0.089	0.3	182.9	0.090	16.5	186.0	0.090	16.8
Saval	36.9	0.172	6.3	108.1	0.065	7.0	144.9	0.092	13.4
Wright
Window	4.9	0.175	0.9	108.0	0.093	10.0	112.9	0.096	10.9
Subtotal	90.6	0.129	11.7	702.0	0.080	56.5	792.6	0.086	68.2

Stockpiles	180.0	0.094	17.0	622.6	0.065	40.7	802.6	0.072	57.7

Total All Sources	1,980.2	0.189	374.8	4,076.7	0.168	686.0	6,056.9	0.175	1,060.8

Notes:
(1)

the following parameters were used to determine the gold cutoff grade for each reserve area: a US$1,275 per oz gold price which is equal to the 36-month trailing average; Grade dependent metallurgical gold recoveries ranging from 75% to 90%;

(2)	all of the December 31, 2011 underground mineral reserves are presented using a 0.12 opt Au cutoff grade except for Starvation Canyon which used a 0.13 opt Au cutoff grade;
(3)	the December 31, 2011 open pit mineral reserves used cutoff grades ranging from 0.044 to 0.047 opt Au;
(4)	the December 31, 2011 reserves are contained entirely within designed underground or surface mine excavations;
(5)	mineral reserves were determined by Mark Odell, P.E., Practical Mining LLC.

Jerritt Canyon’s proven and probable reserves on January 1, 2011 were 717,000 ounces of gold. These were depleted by approximately 55,270 ounces as a result of mining during 2011 which includes stockpile depletion. The current proven and probable reserve as of December 31, 2011 therefore represents an addition of 399,100 ounces of gold.

Yukon-Nevada Gold Corp.’s Vice President of Exploration, Todd W. Johnson, commented, “A lot of excellent work has been done since 2009 by the Jerritt Technical team and the reserve increase may be attributed to the resource conversion drilling success by the on-site Geologic team, with some additions due to the remodeling of the deposits with updated mining costs and economics.”

The 2011 year-end reserve estimate was calculated using a gold price of $1,275US per ounce. The Murray Mine and Smith Mine exhibited the most significant increase in reserves compared to the previous year.

The updated mineral resource estimate incorporates a new property-wide Vulcan three-dimensional geological model which includes new surface and underground drilling results completed from January 1, 2011 to December 31, 2011. Jerritt Canyon’s measured and indicated mineral resource has decreased by 70,700 ounces of gold. The decrease of resources is a result of using different modeling methods, and sterilization of gold mineralization adjacent to abandoned underground workings, partially offset by higher gold prices relative to the January 1, 2011 resource. In addition, approximately 90% of the total drilling conducted at Jerritt Canyon in 2011 was resource conversion drilling with very little exploration.

Table 2. Jerritt Canyon Measured and Indicated Mineral Resources, Including Reserves: December 31, 2011

	Measured			Indicated			Total Measured + Indicated
Deposit /Mine	K tons	oz/st	K oz	K tons	oz/st	K oz	K tons	oz/st	K oz
Under- ground
Calif. Mtn.	-	-	-	4.5	0.184	0.8	4.5	0.184	0.8
Murray	163.0	0.207	33.7	427.2	0.216	92.2	590.2	0.213	125.9
Saval	55.9	0.237	13.2	277.7	0.222	61.5	333.6	0.224	74.8
Smith	2,098.1	0.224	470.2	2,133.4	0.215	458.6	4,231.5	0.220	928.8
SSX	2,248.2	0.211	474.0	1,451.1	0.205	298.2	3,699.2	0.209	772.2
Starvation	5.9	0.294	1.7	519.4	0.25	130.0	525.2	0.251	131.8
W. Mahala	25.3	0.196	5.0	363.5	0.190	68.9	388.7	0.190	73.9
Winters Ck.	-	-	-	90.3	0.162	14.6	90.3	0.162	14.6

Subtotal	4,596.3	0.217	997.9	5,267.0	0.214	1,124.9	9,863.3	0.215	2,122.8

Open Pit
Burns Basin	34.5	0.087	3.0	309.9	0.097	30.2	344.5	0.096	33.2
Mill Creek	3.2	0.091	0.3	272.9	0.094	25.8	276.2	0.094	26.1
Pie Creek	-	-	-	205.4	0.087	17.9	205.4	0.087	17.9
Road Canyon	-	-	-	17.5	0.069	1.2	17.5	0.069	1.2
Saval	84.8	0.135	11.4	569.5	0.065	37.2	654.3	0.074	48.6
Wright Window	7.9	0.142	1.1	117.8	0.090	10.6	125.8	0.094	11.8
Subtotal	130.4	0.121	15.8	1,493.1	0.082	122.9	1,623.6	0.085	138.7

Stockpiles	180.0	0.094	17.0	622.6	0.065	40.7	802.6	0.072	57.7

Total All Sources	4,906.8	0.210	1,030.7	7,382.7	0.175	1,288.5	12,289.5	0.189	2,319.2

Notes:
(1)	the resource cutoff grades were calculated in a similar manner as the reserve cutoff grades except that a US$1,400 per oz gold price was used which is equal to a 24- month trailing average gold price;
(2)	the December 31, 2011 underground mineral resources are presented using a 0.11 opt Au cutoff grade except for Starvation Canyon which was calculated using a 0.12 opt Au cutoff grade;
(3)	the open pit resources used cutoff grades ranging from 0.039 to 0.043 opt Au and are constrained by a Lerch Grossman pit shell;
(4)

the December 31, 2011 underground resources were only tabulated if the estimated blocks were inside the modeled Au grade shell and greater than 0.120 opt Au, are accessible from existing or planned excavations, and they were deemed recoverable with respect to their overall size and location relative to the existing workings by the qualified person.;

(5)	mineral resources that are not mineral reserves do not have demonstrated economic viability; and
(6)	mineral resources determined by Mark Odell, P.E., Practical Mining LLC.

Table 3. Jerritt Canyon Inferred Mineral Resources: December 31, 2011

	Inferred
Deposit /Mine	K tons	oz/st	K oz
Underground
California Mtn.	29.5	0.192	5.7
Murray	86.0	0.215	18.5
Smith	979.5	0.196	191.8
SSX	371.7	0.198	73.7
Saval	95.4	0.200	19.1
Starvation	255.4	0.253	64.6
West Mahala	1,854.6	0.175	324.0
Winters Creek	9.2	0.186	1.7
Underground Subtotal	3,681.2	0.190	699.1

Open Pit
Burns Basin	14.0	0.079	1.1

Mill Creek	3.4	0.154	0.5
Pie Creek	4.9	0.090	0.4
Road Canyon	185.1	0.082	15.1
Saval	222.2	0.142	31.6
Wright Window	4.8	0.093	0.4
Open Pit Subtotal	434.5	0.113	49.3

Stockpiles	-	-	-

Total Inferred Resources	4,115.7	0.182	748.4

Notes:
(1)	Similar resource tabulation methodologies described for Table 2 above apply to the resources in Table 3;
(2)	Mineral resources that are not mineral reserves do not have demonstrated economic viability; and
(3)	mineral resources determined by Mark Odell, P.E., Practical Mining LLC.

The 2011 Jerritt Canyon mineral resources were estimated by Mark Odell, P.E. and Owner of Practical Mining LLC, who is the independent Qualified Person for the December 31, 2011 Mineral Resources and Reserves as defined by NI 43-101. Practical Mining LLC is preparing an updated NI 43-101 Technical Report which will include these new resource and reserve results that will be separated by open pit and underground mining methods.

It is anticipated that this NI 43-101 Technical Report will be available and released on April 27, 2012. Mark Odell has reviewed and approved the contents of this news release, and is the Qualified Person for this news release.

The mineral resources have been estimated in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing, and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company’s focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company’s existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca

www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

Axino AG
Wolfgang Seybold
President and CEO
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Cautionary Note to U.S. Investors Regarding Estimates of Measured, Indicated and Inferred Resources: This press release uses the terms “measured,” “indicated and “inferred” “resources.” We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. SEC does not recognize them. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, or economic studies except for Preliminary Assessment as defined under NI 43-101. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred mineral inventory resource exists or is economically or legally mineable.